Exhibit (r)(2)

Section 8 Code of Ethics

8.01	Introduction

As an investment adviser, Pender has implemented and adopted a Code of Ethics Policy (the “Code”) that all Associated Persons (defined to include any principal, partner, member, officer, manager, director, or employee of Pender or its affiliates or any person who performs advisory functions on behalf of Pender) are expected to uphold. The Firm has a fiduciary duty to place the interests of its clients before the interests of the Firm and its Associated Persons. In addition, Associated Persons should understand that these general principles apply to all conduct, whether or not the conduct is also covered by more specific standards or procedures set forth below. Failure to comply with the Code may result in disciplinary action, including termination of employment. The Code incorporates the following general principles, which all Associated Persons are expected to uphold:

•	We must at all times place the interests of our clients before the interest of the Firm and its Associated Persons or any other interests.

•	All personal securities transactions must be conducted in a manner consistent with the Code and avoid any actual or potential conflicts of interest or any abuse of an Associated Person’s position of trust and responsibility.

•	Associated Persons must not take any inappropriate advantage of their positions at the Firm.

•	Information concerning the identity of securities or investments and financial circumstances of the Fund and their investors must be kept confidential, but such confidentiality shall not prevent valid whistleblower claims.

•	Independence in the investment decision-making process must be maintained at all times.

•	Associated Persons must comply with the letter and spirit of laws and regulations applicable to the operation of the Firm and its clients.

•	Violations of law or regulation by Associated Persons that relate to matters of trust and confidence or securities law or regulation in their conduct outside of their employment may affect their fitness for duty as Associated Persons of a firm with fiduciary responsibility and high ethical standards.

In addition to the general principles of conduct stated in the Code and the specific trading restrictions and reporting requirements described below, the Code requires all Associated Persons to comply with applicable federal securities laws. These laws include the Securities Act, the Exchange Act, the Sarbanes-Oxley Act of 2002, the Investment Company Act, the Advisers Act, Title V of the Gramm-Leach-Bliley Act of 1999, any rules adopted by the SEC under any of these statutes, the Bank Secrecy Act as it applies to private investment funds and investment advisers, and any rules adopted thereunder by the SEC or the Department of the Treasury.

All Associated persons are required to comply with applicable federal and state laws. Failure to adhere to federal and state securities laws could expose an employee to sanctions imposed by Pender, the SEC or law enforcement officials. These sanctions may include, among others, disgorgement of profits, suspension or termination of employment by Pender, or criminal or civil penalties. If there is any doubt as to whether a federal or state securities law applies, employees should consult the CCO.

8.02	Covered Persons and Accounts

The Code applies to all of the Firm’s Associated Persons, which for the purpose of the Code includes all of the Firm’s Supervised Persons. The Firm’s supervised persons consist of directors, officers and partners (or other persons occupying similar status or performing similar functions); all Associated Persons and any other person who provides advice on behalf of the Firm and is subject to the Firm’s supervision and control.

Adherence to the Code and the related restrictions on personal investing is considered a basic condition of employment for all Access Persons of Pender. The CCO has the discretion to subject individuals such as contractors and interns as to the Code for the duration of their engagement with the Firm. Anyone who by virtue of their access to information may be considered a covered person as defined by SEC Rule 204A-1 will become subject to the Code. Access Person is defined as:

Each person identified as an Access Person on Appendix E and includes any partner, officer or director of Pender and any employee or other supervised person of Pender who:

(i)	has access to non-public information regarding the advisory client’s purchase or sale of securities, or non-public information regarding the holdings of any Advisory Clients; or
(ii)	is involved in making securities recommendations to Advisory Clients or has access to such recommendations that are non-public.

8.03	Personal Brokerage Accounts

Upon commencement of employment with Pender each Access Person must submit copies of all personal brokerage accounts, broker trade confirmations and broker statements with respect to personal accounts to the CCO through Compliance ELF the Firm’s third-party compliance software.

The term “personal account” means any securities account in which an Access Person has any direct or indirect “beneficial ownership,” and includes any personal account of an Access Person’s immediate family member (limited to any relative by blood or marriage either living in the Access Person’s household or financially dependent on the Access Person).

An Access Person is deemed to have beneficial ownership if the Access Person, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares a direct or indirect opportunity to profit or share in any profit derived from the relevant personal account. For a full definition of beneficial ownership, refer to Rule 16a-1(a)(2) under the Exchange Act.

8.04	Reportable Securities

Reportable securities referred to as “Covered Securities” includes all securities defined as such under the Advisers Act and includes:

•	Any financial instrument that is known as a security and as defined in detail in Section 202(a)(18) of the Advisers Act as further described here:
o	Debt and equity securities;
o	Options on securities, on indices, and on currencies;
o	All forms of limited partnership and limited liability company interests, including interests in private investment funds (such as hedge funds), and interests in investment clubs; and
o	Foreign unit trusts and foreign mutual funds.
o	Exchange Traded Funds

The term Covered Securities, however, does not include the following:

•	Direct obligations of the U.S. government (e.g., treasury securities);
•	Bankers’ acceptances, bank certificates of deposit, commercial paper, and high-quality short-term debt obligations, including repurchase agreements;
•	Shares issued by money market funds;
•	Shares of open-end mutual funds that are not advised or sub-advised by the Firm (or the Firm’s affiliates);
•	Crypto currencies such as Bitcoin or Ethereum; and
•	Shares issued by unit investment trusts that are invested exclusively in one or more open-end mutual funds, none of which are funds advised or sub-advised by the Firm (or the Firm’s affiliates).

Access persons should note that shares issued by exchange-traded funds (“ETFs”) are considered Reportable Securities, regardless of whether the ETF tracks a broad-based market index, and regardless of whether the ETF is open-end or closed-end. All transactions in Reportable Securities are subject to pre-clearance requirements and other restrictions, as described below. If an Access Person is uncertain as to whether a particular investment may be restricted or subject to pre-approval requirements, please contact the CCO.

Note that Pender does not consider crypto currencies as Reportable Securities. The Firm takes the position that virtual currency tokens that function like a unit of a fiat currency are not securities. Associated Persons may freely trade these assets without restriction.

The SEC has issued various releases indicating that virtual currency tokens offered or sold as part of an Initial Coin Offering (“ICO”) may constitute securities. Therefore, these ICO’s may be subject to the federal securities laws. Tokens offered in an ICO structure will not be considered as reportable securities by the Firm if they are registered with the SEC or offered pursuant to any “limited offering” which is defined as an offering exempt from registration pursuant to the Section 4(2) private placement exemption or the Section 4(5) exemption for private offerings of limited size made solely to accredited investors. The Firm takes the position that without clarity from the SEC as to which ICO offerings resemble “investment contracts” that may be considered securities, the Firm cannot make a determination as to every ICO that may be considered a security.

Any questions regarding the application of these terms should be referred to, and addressed by, the CCO.

8.05	Restrictions on Personal Trading and Trading in Covered Securities

It is the responsibility of each Access Person to ensure that a particular securities transaction being considered for his or her personal account is not subject to a restriction contained in this Code or otherwise prohibited by any applicable laws. When anything under this Code prohibits the purchase or sale of a security, it also prohibits the short sale of such security as well as the purchase or sale of any related securities such as puts, calls, other options or rights in such securities. Personal securities transactions for Access Persons may be effected only in accordance with the provisions of this Code.

Trade Pre-Approval: An Access Person must obtain the prior written approval of the CCO before engaging in the following transactions in their personal accounts:

1)	Direct or indirect purchase or sale of beneficial ownership in a security in an initial public offering; and

2)	Direct or indirect purchase or sale of beneficial ownership in a security in a limited offering, which includes but is not limited to, privately held companies, real estate funds, hedge funds, private equity funds, and other private funds (including any funds or entities advised by Pender or sponsored by Pender unless approved by the Firm’s CCO).

A request for pre-clearance must be made by completing and submitting a Pre-Clearance Form via the Compliance ELF system in advance of the contemplated transaction. A Sample Pre-Clearance Form is attached as Exhibit F. All approved trades must be executed no later than 30 calendar days following the date that the preclearance is granted, subject to waiver by the CCO.

EVEN IF APPROVAL IS OBTAINED, ACCESS PERSONS MUST NOT BUY OR SELL, OR RECOMMEND OTHERS TO BUY OR SELL, SECURITIES OF AN ISSUER ABOUT WHICH THE ACCESS PERSON HAS MATERIAL NON-PUBLIC INFORMATION.

Exceptions to Pre-Clearance Requirements

Pre-Clearance is not required to be submitted with respect to the following transactions in Personal Accounts:

(1)	Transactions pursuant to an automatic investment plan (a program in which regular purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a predetermined schedule and allocation) including dividend reinvestment plans and employer-sponsored stock purchase plans;

(2)	To the extent acquired from the issuer, purchases effected upon the exercise of rights issued pro rata to all holders of a class of securities; and

(3)	Transactions that are not voluntary on the part of the Access Person (e.g., stock dividends or splits, mergers, other corporate reorganizations, or margin calls).

Additionally, Pre-Clearance is NOT required to be submitted with respect to any transactions effected pursuant to any Personal Account in respect of which the Access Person has demonstrated to the satisfaction of the CCO (or, in the case of a Personal Account of the CCO, to the satisfaction of the CEO) that such Access Person does not have any “direct or indirect influence or control” by virtue of the Access Person having provided discretionary investment authority over such account to a third party investment manager or trustee (such account, a “Non-Discretionary Account”). No “direct or indirect influence or control” over an account means that the Access Person does not: (i) suggest purchases or sales of investments in such account to the applicable third party investment manager or trustee who has been granted discretionary investment authority over such account; or (ii) direct such third party investment manager or trustee to purchase or sell investments on behalf of such account (including directing or advising such investment manager or trustee in regards to the relative allocation of the account’s assets to specific investments vis-à-vis other investments). Additionally, for each Non-Discretionary Account that has been exempted from the pre-clearance requirements set forth in this Code, the third-party investment manager or trustee who has been granted investment discretion over such account must independently attest that the account is indeed a Non-Discretionary Account.

Restricted Trading List (RTL): As deemed necessary by the CCO, Pender will maintain a “Restricted List.” No Access Person may acquire or dispose of (or cause another person to acquire or dispose of) any direct or indirect Beneficial Ownership in securities of an issuer included on the Restricted List for his or her Personal Account.

8.06	Initial and Annual Holdings Reports

Associated Persons must submit an “Initial and Annual Report of Holdings Form” (example attached as Exhibit G), sign its attestation and deliver it to the CCO through Compliance ELF disclosing all securities held in any personal account initially no later than 10 days after becoming an access person and annually thereafter. The information must be current and as of a date no more than 45 days prior to the date of becoming an access person or the end of a particular fiscal year. Each such report must contain, at minimum:

•	The title and type of security, and the exchange ticker symbol or CUSIP number (as applicable), number of shares, and principal amount of each security in any personal account;

•	The name of any broker, dealer or bank with which the access person maintains any personal account; and

•	The date on which the access person submits the report.

•	Associated Persons may provide statements from their brokers to satisfy this requirement if those statements contain all required information.

In addition, every Associated Person must complete and sign the attestation form annually through the Compliance ELF software.

8.07	Quarterly Transaction Reports

Associated Persons must submit a “Quarterly Transaction Report” (attached to this Compliance Manual as Exhibit H) no later than 30 days after each quarter end to the CCO for each securities transaction in any personal account, not just transactions with respect to covered securities. The report must contain the following information for each transaction:

•	The date of the transaction, the title, and the exchange ticker symbol or CUSIP number (as applicable), interest rate and maturity date, number of shares, and principal amount of each security involved;

•	The nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition);

•	The price of the security at which the transaction was effected;

•	The name of the broker, dealer or bank with or through which the transaction was effected; and

•	The date on which the access person submits the report.

8.08	Exception from Reporting Requirements

No Initial Holdings Report, Annual Holdings Report, or Quarterly Transaction Report is required to be filed by an Access Person with respect to securities held in any Personal Account over which the Access Person has (or had) no direct or indirect influence or control (see sub-section III above). However, Access Persons with such Non-Discretionary Accounts will be required to adhere to the following procedures:

•	The Access Person must notify the CCO upon opening a new Non-Discretionary Account and thereafter certify on an annual basis that the foregoing account continues to remain a Non-Discretionary Account (certification forms, which must be completed via Compliance ELF or provided by the Firm’s CCO); and

•	An independent attestation must be sought from the relevant third-party investment manager/broker/trustee that the account in question is indeed a Non-Discretionary Account (a sample attestation form shall be provided by the CCO).

Quarterly Transaction Reports are not required to be submitted with respect to any transactions effected pursuant to an automatic investment plan (although holdings need to be included on Initial and Annual Holdings Reports).

Quarterly Transaction Reports are not required if the report would duplicate information contained in broker trade confirm or account statements that an Access Person has already provided to the CCO; provided, that such broker trade confirm, or account statements are provided to the CCO within 30 days of the end of the applicable calendar quarter. This paragraph has no effect on an Access Person’s responsibility related to the submission of Initial and Annual Holdings Reports.

8.09	Outside Activities

At the point at which an Associated Person commences employment with the Firm, they will be required to disclose any existing outside business activities. An Associated Person’s service on the board of directors of an outside company, as well as other outside activities generally, could lead to the potential for conflicts of interest and insider trading problems, and may otherwise interfere with an Associated Person’s duties to the Firm. Accordingly, Associated Persons are prohibited from serving on the boards of directors of any outside company, unless the service has been approved in writing by the CCO. In addition, any Associated Person serving on the board of a private company which is about to go public may be required to resign either immediately or at the end of the current term.

The Firm also discourages Associated Persons from (i) engaging in outside business ventures (such as consulting engagements or public/charitable positions); (ii) accepting any executorships, trusteeship or power of attorney (except with respect to a family member); and (iii) serving on a creditors committee except as part of the Associated Person’s duties at the Firm. Accordingly, an Associated Person must obtain pre-approval from the CCO prior to engaging in any of these activities.

Should an Associated Person receive approval for outside business ventures, it is the Associated Person’s responsibility to ensure that all material non-public information received through the outside relationship is disclosed to the Firm immediately where possible so that the Firm can avoid transactions that may implicate such material non-public information. The Firm’s CCO will then take measures to restrict any trading activity based upon the acquired information.

All Associated Persons must submit to the CCO an Outside Business Activities attestation on a quarterly basis. (See Exhibit J: Quarterly Compliance Attestations)

8.10 Social Media

Associated Persons agree not to use social media for any investment advisory activities concerning securities regulated by the SEC, unless otherwise approved by the Firm’s CCO due to the potential for such activity to cause violations of SEC regulation as well as reputational harm. Select individuals of the Firm have been approved to utilize social media for the purposes of promoting the making or origination of loans (i.e., Pender Capital Funding). The Firm’s registration with the SEC prohibits any notice, circular, letter or announcement in any publication or by radio or television, which offers any analysis, report or publication concerning securities, or which is to be used in making any determination as to when to buy or sell any security, or which security to buy or sell, or any investment advisory service with regard to securities. Associated Persons approved to utilize any social media to promote the activities of Pender Capital Funding or the making or origination of loans, are prohibited from promoting the Firm’s investment advisory services in any material respect without prior CCO review and approval.

In addition, all Associated Persons are advised that at the discretion of the CCO and the Firm’s Executive management, a particular Associated Person’s social media use may be deemed “high risk” of regulatory violations for the Firm. If a particular Associated Person’s use of social media is deemed “high risk,” that Associated Person may be asked to “link” to the CCO or the appointed manager’s LinkedIn page, Twitter feed, or other medium of “high risk” social media outlet in order for the Firm and its CCO to appropriately monitor their activities. Failure to comply with this policy (and any portion of the Code of Ethics) may constitute grounds for disciplinary action.

All Associated Persons must submit to the CCO a Use of Social Media attestation on a quarterly basis. (See Exhibit J: Quarterly Compliance Attestations)

8.11 Gifts and Entertainment

In order to address conflicts of interest that may arise when an Associated Person accepts or gives a gift, favor, entertainment, special accommodation, or other items of value, the Firm places restrictions on gifts and entertainment. Some types of gifts and entertainment require the approval of the CCO via email or via written disclosure form.

•	Gifts: No Associated Person may receive any gift, service, or other item of more than de minimis value, which for purposes of the Code is set at $1000 on a yearly aggregate basis, from any person or entity that does business with or on behalf of the Firm. No Associated Person may give or offer any gift of more than de minimis value to existing investors, prospective investors, or any entity that does business with or on behalf of the Firm. Notwithstanding the foregoing, no Associated Person may provide or accept gifts having an aggregate value of $250 per year to or from any person associated with a broker-dealer. Gifts that exceed these de minimis thresholds must be pre-approved by the CCO using Compliance ELF.

•	Entertainment: No Associated Person may provide or accept extravagant or excessive entertainment to or from an investor, prospective investor, or any person or entity that does or seeks to do business with or on behalf of the Firm. Associated Persons may provide or accept a business entertainment event, such as a meal or a sporting event, of reasonable value, if the person or entity providing the entertainment is present. Any event that an Associated Person reasonably expects to exceed a de minimis value must be approved in advance by the CCO.

•	Cash: No Associated Person may give or accept cash gifts or cash equivalents to or from an investor, prospective investor, or any entity that does business with or on behalf of the Firm.

•	Government Officials: No gift or entertainment event of any value involving government officials, or their families may be given or sponsored by the Firm or any Associated Person without the prior written approval of the CCO. Please see Section 4.09 above for additional information on the FCPA.

•	Union Officials: Special Department of Labor reporting requirements apply to service providers, such as investment advisers, to Taft-Hartley Associated Person benefit funds. Those service providers must make annual reports detailing virtually all gifts and entertainment provided generally to unions, their officer, employees and agents, subject to a de minimis threshold. Accordingly, Associated Persons must receive pre-approval for gifts and entertainment provided to such persons.

•	Reporting: Each Associated Person must report (either by submitting Exhibit I of this Compliance Manual via e-mail or in written form) to the CCO any gifts or entertainment received in connection with the Associated Person’s employment that the Associated Person reasonably believes exceeded the de minimis value. The CCO may require that any such gift be returned to the provider or that an entertainment expense be repaid by the Associated Person.

•	Solicited Gifts: No Associated Person may use his or her position with the Firm to obtain anything of value from a client, supplier, person to whom the Associated Person refers business, or any other entity with which the Firm does business.

•	Referrals: Associated Persons may not make referrals to clients (e.g., of accountants, attorneys, or the like) if the Associated Person expects to personally benefit in any way from the referral.

•	Charitable Contributions: Pender encourages each employee to support their own causes. However, each Associated Person must do so on his or her own time and not use any of Pender’s resources such as, but not limited to, reproduction, facsimile machines, postage meters, telephones or computers (other than an immaterial amount). Further, each employee should carefully review the relationship between Pender and the organization to identify any potential conflicts of interest prior to making such contributions. If you believe that a contribution may give rise to a potential conflict of interest that may implicate Pender or any of its affiliates, please be sure to discuss such contributions with the Chief Compliance Officer in advance.

All Associated Persons are required to submit gift and entertainment pre-approvals as required using Compliance ELF. (See also Exhibit I: Gifts and Entertainment Disclosure and Request Form attached to this manual) In addition, all Associated Persons must submit to the CCO a gifts and entertainment attestation on a quarterly basis through Compliance ELF. (See Exhibit J: Quarterly Compliance Attestations)

8.12 Insider Trading and Expert Network Policy

Associated Persons must comply with all laws and regulations concerning insider trading and with the Firm’s prohibition against insider trading. The purchase and sale of securities or providing advice with respect to the purchase or sale, while possessing material non-public information, or “inside information,” of any sort relating to such securities, whether obtained in the course of research activities, through a client relationship or otherwise, or the communication of such information to others, is prohibited by state and federal law and is strictly prohibited by the Firm. The Firm’s complete insider trading policy can be found in Appendix A: Insider Trading Policy.

Associated Persons may occasionally make contacts with public companies, whereby Firm Associated Persons may become aware of material, non-public information. This could occur, for example, if a company’s chief financial officer prematurely discloses quarterly results to an employee, or an investor relations representative makes a selective disclosure of adverse news to a handful of investors. In these instances, the Firm must make a judgment as to its further conduct. To protect the Firm, the CCO must be contacted immediately if there are any questions or possible receipt of material, non-public information. In order to track these interactions, employees are required to calendar all meetings, whether in person or via telephone, with a public company’s directors and employees, including management and senior executives, but excluding investor relations employees by sending a calendar invite to cameron.nazemi@pendercapital.com.

At this time Pender does not engage in research consultants in conjunction with its other research investment resources. If Firm plans to use expert network firms to identify research consultants, the Firm will adopt and implement reasonable policies and procedures designed to detect and prevent the misappropriation of material non-public information.

8.13 Interactions with Publicly Traded Companies

From time to time the Firm’s Associated Persons may interact with publicly traded companies. Associated Persons will log all one-on-one, face-to-face meetings with publicly traded companies. Such log shall be maintained by the Firm’s CCO but it is the responsibility of each Associated Person to inform the CCO of each such meeting. The Firm’s CCO or their designee shall review said log on not less than a quarterly basis.

8.14 Surveillance and Violations of Policy

Each calendar quarter, the CCO or his/her designee will conduct a review of personal trading compliance pursuant to the Code of Ethics. The CCO or his/her designee will review Associated Person trading account statements against his/her records of approved trades and will review for adherence to all personal trading compliance requirements. In addition, Associated Persons of the Firm have an independent duty to report violations of the policy to the CCO. The CCO reserves the right to deliver a report of transactions to the Associated Person’s supervisor on a regular basis or as needed to investigate potential inappropriate trading activity,

Every Associated Person must immediately report any violation of the Code to the CCO or, in the CCO’s absence the CEO. All reports will be treated confidentially and investigated promptly and appropriately. The Firm will not retaliate against any Associated Person who reports a violation of the Code in good faith as any retaliation constitutes a further violation of the Code. The CCO will keep records of any violation of the Code, and of any action taken as a result of the violation.

8.15 Exceptions to the Code

The CCO may, under very limited circumstances, grant an exception from the requirements of the Code on a case-by-case basis, provided that:

•	The Associated Person seeking the exception provides the CCO with a written statement (i) detailing the efforts made to comply with the requirement from which the Associated Person seeks an exception and (ii) containing a representation that compliance with the requirement would impose significant undue hardship on the Associated Person;

•	The CCO believes that the exception would not harm or defraud the Firm or its clients, violate the general principles stated in the Code or compromise the Associated Person’s or the Firm’s fiduciary duty to any client; and

•	The Associated Person provides any supporting documentation that the CCO may request from the Associated Person.

No exceptions may be made to the fundamental requirements contained in the Code that have been adopted to meet applicable rules under the Advisers Act.

8.16 Recordkeeping

The books and records that are required to be maintained include the following:

•	A copy of the Code that is currently in effect, or at any time within the past five years was in effect;

•	A record of any violation of the Code, and of any action taken as a result of the violation;

•	A record of all written acknowledgements of receipt, review and understanding of the Code from each person who is currently, or within the past five years was, an Associated Person;

•	A record of each report made by an access person, including any brokerage confirmations and brokerage account statements obtained from access persons;

•	A record of the names of persons who are currently, or within the past five years were, access persons; and

•	A record of any exception from the Code granted by the CCO, all related documentation supplied by the Associated Person seeking the exception, and the reasons supporting the decision to grant the exception.

These books and records must be maintained by the Firm in an easily accessible place for at least five years from the end of the fiscal year during which the record was created, the first two years in an appropriate office of the Firm.

8.17 Sanctions

Any violation of any provision of the Code may result in disciplinary action. The CCO will determine an appropriate sanction. Disciplinary action may include, among other sanctions, a letter of reprimand, disgorgement, suspension, demotion or termination of employment.

8.18 Acknowledgement of Receipt and Compliance

The Firm will provide each Associated Person with a copy of the Code and any amendments hereto. Any questions regarding any provision of the Code or its application must be directed to the CCO. Each Associated Person must provide the Firm with a written acknowledgement by signing the “Annual Compliance Acknowledgement Form” (attached to this Compliance Manual as Exhibit A) evidencing the fact that such Associated Person has received and reviewed, and understands, the Code.